UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              BPW ACQUISITION CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
             ------------------------------------------------------
                         (Title of Class of Securities)

                            NONE CURRENTLY AVAILABLE
             ------------------------------------------------------
                                 (CUSIP Number)

                                  MARCH 3, 2008
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                               Page 1 of 16 Pages

CUSIP No. None Currently Available         13G                Page 2 of 16 Pages

--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millenco LLC
      13-3532932
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  (5)    SOLE VOTING POWER

                         -0-
  NUMBER OF       --------------------------------------------------------------
    SHARES        (6)    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              2,032,400
     EACH         --------------------------------------------------------------
  REPORTING       (7)    SOLE DISPOSITIVE POWER
 PERSON WITH
                         -0-
                  --------------------------------------------------------------
                  (8)    SHARED DISPOSITIVE POWER

                         2,032,400
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,032,400
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.8%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      OO, BD
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. None Currently Available         13G                Page 3 of 16 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Cognizant Holdings, Ltd.
      98-0515551
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  (5)    SOLE VOTING POWER

                         -0-
  NUMBER OF       --------------------------------------------------------------
    SHARES        (6)    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              396,200
     EACH         --------------------------------------------------------------
  REPORTING       (7)    SOLE DISPOSITIVE POWER
 PERSON WITH
                         -0-
                  --------------------------------------------------------------
                  (8)    SHARED DISPOSITIVE POWER

                         396,200
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      396,200
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.9%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. None Currently Available         13G                Page 4 of 16 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Integrated Holding Group LP
      13-3631307
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  (5)    SOLE VOTING POWER

                         -0-
  NUMBER OF       --------------------------------------------------------------
    SHARES        (6)    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              396,200
     EACH         --------------------------------------------------------------
  REPORTING       (7)    SOLE DISPOSITIVE POWER
 PERSON WITH
                         -0-
                  --------------------------------------------------------------
                  (8)    SHARED DISPOSITIVE POWER

                         396,200
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      396,200
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.9%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      HC, PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. None Currently Available         13G                Page 5 of 16 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium International Management LP
      13-3994985
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  (5)    SOLE VOTING POWER

                         -0-
  NUMBER OF       --------------------------------------------------------------
    SHARES        (6)    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              396,200
     EACH         --------------------------------------------------------------
  REPORTING       (7)    SOLE DISPOSITIVE POWER
 PERSON WITH
                         -0-
                  --------------------------------------------------------------
                  (8)    SHARED DISPOSITIVE POWER

                         396,200
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      396,200
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.9%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      HC, PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. None Currently Available         13G                Page 6 of 16 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium International Management GP LLC
      20-5077371
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  (5)    SOLE VOTING POWER

                         -0-
  NUMBER OF       --------------------------------------------------------------
    SHARES        (6)    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              396,200
     EACH         --------------------------------------------------------------
  REPORTING       (7)    SOLE DISPOSITIVE POWER
 PERSON WITH
                         -0-
                  --------------------------------------------------------------
                  (8)    SHARED DISPOSITIVE POWER

                         396,200
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      396,200
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.9%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      HC, OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. None Currently Available         13G                Page 7 of 16 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Management LLC
      13-3804139
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  (5)    SOLE VOTING POWER

                         -0-
  NUMBER OF       --------------------------------------------------------------
    SHARES        (6)    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              2,428,600
     EACH         --------------------------------------------------------------
  REPORTING       (7)    SOLE DISPOSITIVE POWER
 PERSON WITH
                         -0-
                  --------------------------------------------------------------
                  (8)    SHARED DISPOSITIVE POWER

                         2,428,600
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,428,600
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.8%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      OO
--------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. None Currently Available         13G                Page 8 of 16 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Israel A. Englander
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  (5)    SOLE VOTING POWER

                         -0-
  NUMBER OF       --------------------------------------------------------------
    SHARES        (6)    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              2,428,600
     EACH         --------------------------------------------------------------
  REPORTING       (7)    SOLE DISPOSITIVE POWER
 PERSON WITH
                         -0-
                  --------------------------------------------------------------
                  (8)    SHARED DISPOSITIVE POWER

                         2,428,600
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,428,600
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.8%
--------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON **

      IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. None Currently Available         13G                Page 9 of 16 Pages

Item 1.

(a)   Name of Issuer

      BPW Acquisition Corp., a Delaware corporation (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      750 Washington Boulevard
      Stamford, Connecticut 06901

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Millenco LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Cognizant Holdings, Ltd.
            c/o Millennium International Management LP
            650 Fifth Avenue
            New York, New York 10019
            Citizenship: Cayman Islands

            Integrated Holding Group LP
            c/o Millennium Management LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium International Management LP
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium International Management GP LLC
            c/o Millennium International Management LP
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Israel A. Englander
            c/o Millennium Management LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

(d)   Title of Class of Securities

      common stock, par value $0.0001 per share ("Common Stock")

CUSIP No. None Currently Available         13G               Page 10 of 16 Pages


(e)   CUSIP Number

      None currently available.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) |X|  Broker or dealer  registered  under  Section  15 of the Act (15  U.S.C.
         78o).

(b) |_|  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) |_|  Insurance  company as defined in Section 3(a)(19) of the Act (15 U.S.C.
         78c).

(d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) |_|  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |X| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount Beneficially Owned

      As of the date of this filing, Millenco LLC, a Delaware limited liability company ("Millenco"), held 2,032,400 shares of Common Stock, which shares are a constituent part of the Company's units ("Units"), of which Millenco holds 2,032,400. Each Unit consists of one share of Common Stock and one warrant ("Warrant"). Each Warrant entitles the holder to purchase one share of the Company's Common Stock at a price of $7.50. Each Warrant will become exercisable on the later of the Company's completion of a business combination February 26, 2009, and will expire on February 26, 2014, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Warrants are currently not exercisable.

      As of the date of the filing, Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Cognizant Holdings") held 396,200 shares of Common Stock, which shares are a

CUSIP No. None Currently Available         13G               Page 11 of 16 Pages

constituent part of the Company's Units, of which Cognizant Holdings holds 396,200.

      Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is the 100% shareholder of Cognizant Holdings, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

      Millennium Management LLC ("Millennium Management") is the manager of Millenco and the general partner of Integrated Holding Group and consequently may be deemed to have shared voting control and investment discretion over securities owned by Millenco or deemed to be beneficially owned by Integrated Holding Group, as the case may be.

      Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Cognizant Holdings, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings.

      Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP") is the general partner of Millennium International Management, and consequently may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management.

      Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and of Millennium International Management GP, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management or Millennium International Management GP, as the case may be.

      The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, Millennium International Management, Millennium International Management GP, or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Cognizant Holdings, as the case may be.

(b)   Percent of Class

      Millennium Management and Mr. Englander may be deemed to beneficially own 5.8% of the Company's Common Stock (see Item 4(a) above), which percentage was calculated based on 42,102,941 shares of Common Stock outstanding as of March 3, 2008, as reported by the Company on its audited financial statements (Exhibit
99.1 to the Company's Form 8-K, dated March 7, 2008).

(c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote

                  2,428,600

            (iii) Sole power to dispose or to direct the disposition of

CUSIP No. None Currently Available         13G               Page 12 of 16 Pages

                  -0-

            (iv)  Shared power to dispose or to direct the disposition of

                  2,428,600

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 12, 2008, by and among Millenco LLC, Cognizant Holdings, Ltd., Integrated Holding Group LP, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No. None Currently Available         13G               Page 13 of 16 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 12, 2008

                                 MILLENCO LLC

                                 By:  /s/ Mark Meskin
                                    --------------------------------
                                    Name:  Mark Meskin
                                    Title: Chief Executive Officer


                                 COGNIZANT HOLDINGS, LTD.

                                 By:  Millennium International Management LP,
                                      as investment manager

                                 By:  /s/ David Nolan
                                    --------------------------------
                                    Name:  David Nolan
                                    Title: Co-President


                                 INTEGRATED HOLDING GROUP LP

                                 BY:  Millennium Management LLC,
                                      its managing partner

                                 By:  /s/ David Nolan
                                    --------------------------------
                                    Name:  David Nolan
                                    Title: Co-President


                                 MILLENNIUM INTERNATIONAL MANAGEMENT LP

                                 By:  /s/ David Nolan
                                    --------------------------------
                                    Name:  David Nolan
                                    Title: Co-President

CUSIP No. None Currently Available         13G               Page 14 of 16 Pages


                                 MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

                                 By:  /s/ David Nolan
                                    -----------------------------------
                                    Name:  David Nolan
                                    Title: Executive Vice President


                                 MILLENNIUM MANAGEMENT LLC

                                 By:  /s/ David Nolan
                                    -----------------------------------
                                    Name:  David Nolan
                                    Title: Co-President


                                 /s/ Israel A. Englander by David Nolan
                                 pursuant to Power of Attorney
                                 filed with SEC on June 6, 2005
                                 --------------------------------------
                                 Israel A. Englander

CUSIP No. None Currently Available         13G               Page 15 of 16 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of BPW Acquisition Corp., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 12, 2008

                            MILLENCO LLC

                            By:  /s/ Mark Meskin
                               ----------------------------------
                               Name:  Mark Meskin
                               Title: Chief Executive Officer


                            COGNIZANT HOLDINGS, LTD.

                            By:  Millennium International Management LP,
                                 as investment manager

                            By:  /s/ David Nolan
                               ----------------------------------
                               Name:  David Nolan
                               Title: Co-President


                            INTEGRATED HOLDING GROUP LP

                            BY:  Millennium Management LLC,
                                 its managing partner

                            By:  /s/ David Nolan
                               ----------------------------------
                               Name:  David Nolan
                               Title: Co-President


                            MILLENNIUM INTERNATIONAL MANAGEMENT LP

                            By:  /s/ David Nolan
                               ----------------------------------
                               Name:  David Nolan
                               Title: Co-President

CUSIP No. None Currently Available         13G               Page 16 of 16 Pages


                            MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

                            By:  /s/ David Nolan
                               -----------------------------------
                               Name:  David Nolan
                               Title: Executive Vice President



                            MILLENNIUM MANAGEMENT LLC

                            By:  /s/ David Nolan
                               -----------------------------------
                               Name:  David Nolan
                               Title: Co-President


                            /s/ Israel A. Englander by David Nolan
                            pursuant to Power of Attorney
                            filed with SEC on June 6, 2005
                            --------------------------------------
                            Israel A. Englander